September 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nudrat Salik
Rufus Decker

	Re:	AGY Holding Corp.
Form 10-K for the Year Ended December 31, 2011
Filed on March 30, 2012
File No. 333-150749

Ladies and Gentlemen:

AGY Holding Corp. (the “Company”) respectfully submits this letter in response to comments contained in the comment letter from the staff (the “Staff”) dated August 16, 2012 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012 (the “2011 Form 10-K”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment following each comment. The headings, numbered paragraphs and bullet points in this letter correspond to the headings, numbered paragraphs and bullet points in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s 2011 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 17. Income Taxes, page F-27

1. Given your recurring losses before income tax (expense) benefit, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following:

•

Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

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September 14, 2012

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please show us in your supplemental response what the revisions in future filings will look like.

Response to Comment 1:

The Company’s net deferred tax assets, excluding the deferred tax liability related to indefinite lived assets, are fully offset by the Company’s valuation allowance because they are not expected to be realized. The current and non-current gross deferred tax assets are offset by deferred tax liabilities for assets with a definite life prior to the allocation of the valuation allowance between current and non-current deferred tax assets in accordance with ASC 740-10-45.

In order to reconcile the Company’s deferred tax balances and allocation of valuation allowance and provide an illustration of the Company’s deferred tax assets, liabilities and the domestic and China full valuation allowance as reflected in the Company’s 2011 Form 10-K, the Company supplementally provides to the Staff the chart in Annex A. The first column titled “Per Tax Footnote” provides the breakout of total deferred tax assets, net of the full valuation allowance, along with the breakout of total deferred tax liabilities as shown in Note 17 of the 2011 Form 10-K. The net deferred tax liability specified in Note 17 reflects the deferred tax liability related to assets with an indefinite life. In addition, the total of the valuation allowance allocated to current deferred tax assets (“Current” column) plus the valuation allowance allocated to noncurrent deferred tax assets (“Noncurrent” column) agrees to the total valuation allowance as reflected in Note 17 of the 2011 Form 10-K. The net current deferred tax asset in the “Current” column plus the net noncurrent liability in the “Noncurrent” column equals ($2,008), which reflects the total net deferred tax liability related to assets with an indefinite life. The reversal of the deferred tax liability related to assets with an indefinite life does not constitute a source of future taxable income pursuant to ASC 740-10-30-18 because the indefinite lived asset is located in a jurisdiction which does not have an unlimited carryforward period for net operating losses. Thus, the deferred tax liability related to indefinite lived assets cannot be used to offset deferred tax assets when determining the amount of valuation allowance for deferred tax assets which are not more-likely-than-not to be realized. This creates a “naked credit” which

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September 14, 2012

results in a net deferred tax liability, even though the Company has a full valuation allowance on its other net deferred tax assets. The reconciliation included at the very bottom of the schedule shows that the Company’s net deferred tax assets, excluding the deferred tax liability related to indefinite lived assets, are fully offset by the Company’s valuation allowance. As noted above, these deferred tax assets are not expected to be realized.

In addition, below are the Company’s responses to each of the bullet-point questions contained in the Staff’s comment letter under question 1.

•

In its evaluation of positive and negative evidence, the Company determined that the negative evidence was persuasive and led the Company to record the full valuation allowance for the domestic and China deferred tax assets. In making this determination, the Company did not rely on future taxable income or tax planning strategies. The particular negative evidence of future profitability the Company considered was the following: (1) the three year cumulative loss position after adjustment for permanent differences, (2) the inability to carry back losses, and (3) the expected losses in early future years, as evidenced by continued losses in the first and second quarters of 2012. Given the strength of these factors, the Company did not analyze specific positive evidence; only the reversal of deferred tax liabilities without an indefinite life was utilized to offset deferred tax assets before placing a valuation allowance on the remaining deferred tax assets.

•

As noted above, the Company has recorded a full valuation allowance against all of its deferred tax assets, net of deferred tax liabilities that have a definite life, and does not expect to realize the deferred tax assets. For this reason, the Company does not believe it would be appropriate to expand its discussion to include projections of pre-tax income amounts.

•

The Company anticipates losses in early future years, as evidenced by continued losses in the first and second quarters of 2012. For more information about the first and second quarter results, please refer to the Company’s Quarterly Reports on Form 10-Q filed on August 14, 2012 and May 15, 2012. Based on these anticipated losses, the Company expects its future taxable income to continue to be offset at least to some extent by any current and future accrued deferred tax assets.

•

The deferred tax liabilities that the Company is relying on in its assessment of the realizability of its deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets. The Company has scheduled the reversal of the deferred tax liabilities and the timing is such that the deferred tax liabilities can be used as a source of income. The only deferred tax liability on which the Company is not relying relates to the trademark deferred tax liability as it has an indefinite life.

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September 14, 2012

For the reasons specified above, the Company believes that the disclosure contained in the 2011 Form 10-K is appropriate and no additional information is required for future filings.

Exhibit 31

2. Please file an amendment to your Form 10-K to provide the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should include the complete introductory sentence to paragraph 4 as well as paragraph 4(b). The certifications should be currently dated and refer to the Form 10-K/A.

Response to Comment 2:

The Company has revised its certifications to comply with the Staff’s comment and has provided the required certifications in an amendment to the Company’s Form 10-K filed on September 14, 2012.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (803) 643-1257 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

/s/ Jay W. Ferguson
Jay W. Ferguson

cc:	Craig E. Marcus, Ropes & Gray LLP Brian C. Payne, PricewaterhouseCoopers LLP

Securities and Exchange Commission

September 14, 2012

Annex A

Reconciliation of the Company’s Deferred Tax Balances and Allocation of Valuation Allowance

The amounts below reconcile the deferred tax balances as shown in the Company’s 2011 Form 10-K. The deferred tax balances as presented on the balance sheet are grouped according to current vs. non-current balances. The Income Tax Footnote presents the deferred tax balances grouped as assets vs. liabilities. The amounts below reconcile the two presentations.

		Per Tax Footnote	Current	Noncurrent
Gross Deferred Tax Assets:
Domestic NOL CF		$31,737	$—	$31,737
Pension and Other		4,615	1,263	3,352
Accrued Liabilities		3,908	3,908
Impairment		9,474	—	9,474
Foreign NOL CF		7,416	—	7,416
Other		47	—	47

Gross DTA	(4)	57,197	5,171	52,026
Less Valuation Allowance		(23,366)	(1,801)	(21,565)

DTA net of VA		33,831	3,370	30,461

Gross Deferred Tax Liabilities:
PPE		(30,503)	—	(30,503)
Intangible Assets		(5,336)	—	(5,336)

Gross DTL	(4)	(35,839)	—	(35,839)

Net Deferred Tax Liabilities		$(2,008)	$3,370	$(5,378)

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Allocation of China Current VA
Total China DTA’s:	(1)	17,221
Current China DTA’s:	(2)	332
Proportion of Current China:		2%
Total China VA:	(3)	10,098
Current China VA		195

Allocation of US Current VA
Total US DTA’s:	(1)	39,976
Current US DTA’s:	(2)	4,839
Proportion of Current US:		12%
Total US VA:	(3)	13,268
Current US VA		1,606

TOTAL CURRENT VA		1,801
Sum of	(1)	57,197	Agrees to Total DTA’s before VA
Sum of	(2)	5,171	Agrees to Total Current DTA’s before VA
Sum of	(3)	23,366	Agrees to Total VA
Sum of	(4)	21,358	Net DTA’s before VA
Less		(2,008)	DTL with Indefinite Life

		23,366	Net DTA’s before VA (excluding DTL’s with Indefinite Life)
Less		23,366	Valuation Allowance

		—	Net DTA’s after VA (excluding DTL’s with Indefinite Life)